wpdoc2\nsar\1999\189-77D.doc
11/16/99
NAME OF REGISTRANT:
Franklin Custodian Funds, Inc.
File No. 811-537

EXHIBIT ITEM No. 77D: Policies with respect to security investments

At a meeting held on January 20, 2000, the Board of Directors of the Registrant approved the following resolution:

     RESOLVED, that effective April 1, 2000 the Fund's U.S. Government Securities be given investment flexibility to invest cash in repurchase agreements collateralized by U.S. Government Securities and that the current non fundamental policy precluding investments in repurchase agreements for such Series be changed accordingly; and

     FURTHER RESOLVED, that counsel to the Fund and other appropriate officers of the Fund take such action as may be necessary or appropriate to effectuate the foregoing, including without limitation, disclosing such change in policy in the Fund's February 1, 2000 prospectus.